SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC
3 Bethesda Metro Center
Suite 1000
Bethesda, MD 20814
Attn. H. Van Sinclair
(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 74965F104	13D	Page 3 of 6 Pages

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions) OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

CUSIP No. 74965F104	13D	Page 4 of 6 Pages

1		NAMES OF REPORTING PERSONS
Robert L. Johnson

2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions) PF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,385,664 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐
CERTAIN SHARES (see instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
41.1% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013 and the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc.  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

Item 5.	Interest in Securities of the Issuer.

The Issuer reported that as of October 25, 2013, it had 13,700,862 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 7,202,331 shares of Common Stock (approximately 41.1% of the Common Stock), including 3,385,664 outstanding shares of the Common Stock and warrants to purchase 3,816,667 shares of Common Stock.

The Reporting Persons have effected the following transactions in the Common Stock during the past 60 days.  All purchases were made in the NASDAQ Stock Market except the purchase on December 9, 2013, which was a block transaction.

Date	Shares Purchased	Average price per share	Price per share
10/15/2013	1,600	$5.21	100 shares were purchased at $5.05, 15 shares at $5.14, 85 shares at $5.15, 400 shares at $5.19, 80 shares at $5.20, 300 shares at $5.24 and 620 shares at $5.25.
10/16/2013	1,900	$5.24	1000 shares were purchased at $5.23 and 900 shares at $5.25.
10/18/2013	1,600	$5.24	100 shares were purchased at $5.20, 1400 shares at $5.24 and 100 shares at $5.25.
10/24/2013	1,800	$5.05	1370 shares were purchased at $5.04, 130 shares at $5.05, 100 shares at $5.09, 100 shares at $5.10 and 100 shares at $5.12.
10/25/2013	1,500	$5.34	$5.34
10/28/2013	1,300	$5.30	100 shares were purchased at $5.29, 900 shares at $5.30 and 300 shares at $5.31.
10/30/2013	2,700	$5.09	800 shares were purchased at $5.08, 1800 shares at $5.09 and 100 shares at $5.10.
10/31/2013	2,900	$5.28	700 shares were purchased at $5.25, 100 shares at $5.26, 500 shares at $5.28, 1000 shares at $5.29, 500 shares at $5.30 and 100 shares at $5.33.
11/1/2013	2,300	$5.26	500 shares were purchased at $5.22, 800 shares at $5.25, 100 shares at $5.28, 100 shares at $5.29 and 800 shares at $5.30.
11/4/2013	2,550	$5.24	350 shares were purchased at $5.20, 500 shares at $5.24 and 1700 shares at $5.25.
11/6/2013	1,400	$5.30	1300 shares were purchased at $5.30 and 100 shares at $5.31.
11/7/2013	1,900	$5.21	1700 shares were purchased at $5.20 and 200 shares at $5.25.
11/8/2013	1,700	$5.19	$5.19
11/14/2013	1,000	$4.996	400 shares were purchased at $4.99 and 600 shares at $5.00.
11/19/2013	943	$4.90	17 shares were purchased at $4.87, 126 shares at $4.88, 100 shares at $4.89 and 700 shares at $4.90.
11/20/2013	1,400	$4.65	700 shares were purchased at $4.50 and 700 shares at $4.80.
11/22/2013	834	$4.50	134 shares were purchased at $4.47 and 700 shares at $4.50.
11/27/2013	50	$4.31	$4.31
11/29/2013	1,066	$4.29	$4.29
12/9/2013	83,098	$4.10	$4.10
12/10/2013	234	$4.14	$4.14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2013	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: December 11, 2013	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: December 11, 2013	/s/ Robert L. Johnson
Name: Robert L. Johnson